Filed by Limelight Networks, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Limelight Networks, Inc.

Commission File Number of Subject Company: 001-33508

The following email was sent to all employees of Limelight Networks, Inc. on December 21, 2009.

Team Limelight-

This morning, we announced an agreement to acquire EyeWonder, Inc., a privately-held provider of rich media ad solutions for Forbes 2000 and smaller advertisers, interactive agencies, and publishers. You can read the full press release here.

This acquisition represents another important piece in our strategic focus on the “monetization mandate” – the need for publishers and content owners to enhance their monetization capabilities through an enhanced user experience powered by a high-performance CDN, the utilization of rich media and video advertising technologies, and the optimization of analytics about their content and their audience.

EyeWonder will help Limelight deepen relationships with our customers, as well open up a large interactive marketer and agency channel that will provide expanded access to the enterprise. We will also now participate in a larger percentage of the revenue that flows from advertisers to publishers and ultimately to CDNs. Limelight, in turn, will provide EyeWonder with the scale to expand their business to serve the largest advertisers in the world, as well as the stability and computing resources of our high-performance platform.

As part of Limelight Networks, EyeWonder will be operated as an independent strategic business unit under its current management. The team will continue to stay focused on serving their 800+ customers and designing innovative monetization solutions. The company is headquartered in Atlanta, Georgia, and has offices in New York, Chicago, San Francisco, Los Angeles, Dallas, London, Dublin, Amsterdam, Hamburg, Cologne, Dusseldorf, Copenhagen, Madrid, Milan, Paris, and Sydney, Australia.

When this transaction closes, expected in the first half of 2010,, Limelight Networks will not only be a leader in delivering brilliant online experiences to anywhere, on any device, but also a leader in optimizing, analyzing, and monetizing those experiences. We will be a high-growth company in an exciting, high-growth market segment, and will be able to provide employees with great opportunities for growth and advancement.

However, until this transaction closes, it is important that we continue to operate at arm’s length as separate, independent companies. Further, while this acquisition, is strategic and important to our company, we must not let it distract us from closing out a successful Q4 and FY 2009, or from our stated priorities for 2010, which are to 1) Maintain and grow our CDN leadership position in the Media and Entertainment segment, 2) Expand our CDN business into the Enterprise, and 3) Introduce new, value-added services that differentiate us in the marketplace.

Today, at 9:30am Pacific / 12:30pm Eastern US time, the executive management team will host an all-hands call to discuss this news. The details are as follows:

•	Time: 9:30am PT, 10:30am MT, 12:30pm ET

Dial in: 1-800-909-4891

              International - +1 212-231-2903

•	Note: This an audio conference call only, there is not a webcast available

I look forward to speaking with you later today.

Thanks and regards,

Jeff Lunsford

Additional Information and Where to Find It

Limelight Networks plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Limelight Networks, EyeWonder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Limelight through the web site maintained by the SEC at www.sec.gov and by contacting Limelight Networks Investor Relations at 917-297-4241. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Limelight Networks’ website at www.limelightnetworks.com.

Participants in the Acquisition of EyeWonder

Limelight Networks, EyeWonder and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Limelight Networks stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Limelight Networks’ executive officers and directors is included in Limelight Networks’ definitive proxy statement, which was filed with the SEC on April 27, 2009. You can obtain free copies of these documents from Limelight Networks using the contact information above.

1.	Who are EyeWonder’s key customers?

EyeWonder’s key customers include many of the world’s leading interactive advertisers, media agencies, creative agencies, major media portals, publishers, and 3rd party ad networks.

2.	What does EyeWonder do?

EyeWonder is a pioneering interactive digital advertising provider, extending the reach of online rich media and interactive video ads to digital device displays. Through its superior technology, products and services, EyeWonder empowers advertisers, advertising agencies and content publishers with the ability to create, build, deliver, track and optimize interactive advertising campaigns proven to drive industry-leading results.

Through the use of EyeWonder’s leading rich media and video advertising solutions all stakeholders in the digital advertising eco-system, including advertisers, realize increased ROI from their media spend due to more innovative and effective creation, delivery, reporting, and optimization of their interactive advertising campaigns.

3.	What are EyeWonder’s products?

EyeWonder’s interactive digital advertising platform offers clients with the technology and services to create, deliver, track, report, and optimize ad campaigns for all industry accepted online advertising formats including – in-page instant play video ads, in-page rich media ads, expandable ads, floating ads, In-Stream video ads including pre-roll, interactive pre-roll/linear, and non-linear bugs and ticker formats. EyeWonder’s products also support the delivery of rich media and video ads for the mobile internet.

4.	How many people are employed at EyeWonder? Will all of them remain with Limelight Networks?

The EyeWonder team consists of approximately 250 employees. We don’t anticipate any major changes or reductions at this time and are, in fact, looking to aggressively expand their team as their business grows.

5.	Can you give me an example of how EyeWonder works with content publishers?

Yes, EyeWonder works with several of the world’s leading content publishers on an ongoing basis to help streamline the sale of their advertising inventory, as well as increase the value of that inventory.

Several publishers and portals work with EyeWonder as an expert partner to create, build, and support proprietary publisher specific rich media, and video advertising products. These ad products help publishers differentiate themselves in the market by offering unique and highly valuable ad offerings that increase the value of their advertising inventory and audiences.

One such example is the “Pre-game ad product” EyeWonder developed for Turner’s Cartoon Network and Adult Swim properties. This product developed and supported exclusively by EyeWonder enables the delivery of interactive rich media and video ads to users whom have chosen to play one of the many online games available to users on Cartoon Network and Adult Swim. While the user is waiting for their game experience to start, EyeWonder serves a targeted interactive ad experience to that user. This specific example has allowed Turner to increase their ad inventory by delivering ads within an area historically not ad supported, but improves user experience by offering a targeted interactive ad experience to users who in the past were left to stare at a “Game loading” message.

6.	How can I (or my customer) learn more about EyeWonder?

For now, you can visit their website (www.eyewonder.com) for a broad overview. Our alignment team will make more information available after the deal closes and as we begin our integration activities.

7.	Will the EyeWonder brand name remain?

Yes. EyeWonder will become the “EyeWonder, a division of Limelight Networks.”

8.	Where are EyeWonder’ offices? Will they all remain open?

EyeWonder has offices throughout the United States, Europe, and Asia. Headquartered in Atlanta, Georgia, EyeWonder’s offices include New York, Chicago, San Francisco, Los Angeles, Dallas, London, Dublin, Amsterdam, Hamburg, Cologne, Dusseldorf, Copenhagen, Madrid, Milan, Paris, and Sydney, Australia. There are no plans to close any offices at this time.

9.	Do we have common customers?

Yes. Both Limelight Networks and EyeWonder work with several of the world’s largest interactive media publishers and marketers, such as MSN and Fox.

10.	Will the LLNW NOC now be handling customer support for EyeWonder?

Initially, everything will remain separate. We are forming a multi-discipline alignment team that includes members from both companies that will identify areas where our various divisions can help each other achieve their respective business plans and maximize growth and efficiencies. If you work in the Limelight NOC and receive a support call from an EyeWonder customer, please take down the customer’s name, email, and phone number and email it to support@eyewonder.com. Tell the customer that EyeWonder support will respond immediately to their request.

11.	When can I meet our new team members?

Following the close of the transaction, and to the extent that it makes sense from a business perspective, we will develop opportunities for employees of both companies to meet and learn first-hand about the products and services of the other.

12.	I’ve got a customer/partner/prospect who is asking me questions about the acquisition that I can’t answer. Who can help them?

All requests should be sent to Paul Alfieri, VP, Marketing and Communications, at paul@llnw.com or 917-297-4241.

13.	What are the sales rules of engagement in working with the new teams?

The transaction is expected to close in the first half of 2010. Until then, it is important that we must continue to operate as separate companies.

EyeWonder and Limelight have had a partnership for several years where Limelight is their preferred CDN provider, powering the EyeWonder service portfolio. The two companies have an informal lead sharing system that we will continue until the merger is closed.

Information, including Confidential Information, can still be shared between companies to the extent necessary to support these existing relationships – subject to current non-disclosure and data protection requirements. i.e. the current relationships should continue pursuant to existing operating procedures. Once the transaction closes, we will provide updated engagement instructions.

Until the merger is completed, we will educate both sales teams on the expanded service suite, provide lead qualifying questions, but continue to operate separately and consistent with the existing partner agreement.